Mail Stop 3561

December 21, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. David Russo
Chief Financial Officer
L. B. Foster Company
415 Holiday Drive
Pittsburgh, Pennsylvania 15220

   Re: **L. B. Foster Company**
     Form 10-K for the year ended December 31, 2006
     Filed March 15, 2007
     File No. 000-10436

Dear Mr. Russo:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       David R. Humphrey
       Branch Chief